December 1, 2010

VIA ELECTRONIC TRANSMISSION

Linda Stirling, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Baron Select Funds (the “Registrant”)—U.S. Securities and Exchange Commission (the “SEC” or the “Staff”) Review of Post-Effective Amendment No. 21 to the Registration Statement on Form N-1A, File Nos. 333-103025; 811-21296

Dear Ms. Stirling:

This letter is in response to comments that the Registrant received verbally from the Staff on Tuesday, November 23, 2010 in connection with the Registrant’s Post-Effective Amendment No. 21 to the Registration Statement on Form N-1A as filed with the SEC on October 15, 2010.

In addition, in connection with this filing, the Registrant hereby states the following:

1.	The Registrant acknowledges that in connection with the comments made by the Staff, the Staff has not passed generally on the accuracy or adequacy of the disclosure made herein, and the Registrant and its management are responsible for the content of such disclosure;
2.	The Registrant acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments do not foreclose SEC action, or other action, with respect to the disclosure made herein; and
3.	The Registrant represents that neither the Registrant nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding brought by the SEC or any other person under the federal securities laws of the United States.

The Registrant’s responses to the Staff’s comments are as follows:

COMMENT 1: Summary Prospectus— Fees and Expenses of the Fund—Annual Fund Operating Expenses

Comment: In the applicable Annual Fund Operating Expenses tables, change the heading “Net Annual Fund Operating Expenses” to “Total Annual Fund Operating Expenses after Expense Waivers.”

Response: The Registrant has revised the heading in the applicable Annual Fund Operating Expenses tables accordingly.

COMMENT 2: Summary Prospectus— Fees and Expenses of the Fund—Annual Fund Operating Expenses

Comment: Revise the date in the footnote to the “Total Annual Fund Operating Expenses after Expense Waivers” column of the Annual Fund Operating Expenses tables to reflect that the Adviser may not reduce the expense waiver before a date that is one year from the effective date of the Registration Statement.

Response: The Registrant has revised the dates in the footnotes accordingly.

COMMENT 3: Summary Prospectus— Fees and Expenses of the Fund—Annual Fund Operating Expenses

Comment: For Baron Real Estate Fund, the Registrant lists 1.75% in the “Other Expenses” column of the Annual Fund Operating Expenses table. In the Financial Highlights table for this Fund, the Registrant lists 5.05% and 5.10% as the Ratio of Operating Expenses to Average Net Assets for Retail Shares and Institutional Shares, respectively. Please explain how the Registrant reconciles these numbers.

Response: The 1.75% listed in the “Other Expenses” column of the Annual Fund Operating Expenses table was based on an assumed higher asset base, which Baron Real Estate Fund did not achieve in its first six months of operation. The Registrant will amend the Annual Fund Operating Expenses table to reflect the actual 11 month annualized expense ratios of Baron Real Estate Fund.

COMMENT 4: Summary Prospectus—Investments, Risks, and Performance—Principal Investment Strategies of the Fund

Comment: For Baron Real Estate Fund, in the “Principal Investment Strategies of the Fund” section of the Summary Prospectus, explicitly state that the Fund invests 80% of its net assets in equity securities of U.S. and non-U.S. real estate and real estate-related companies of any size.

Response: The Registrant has revised the disclosure accordingly.

COMMENT 5: Summary Prospectus—Fees and Expenses of the Fund—Annual Fund Operating Expenses

Comment: For Baron Emerging Markets Fund, confirm that there are no AFFEs (Acquired Funds Fees and Expenses).

Response: The Registrant does not anticipate that there will be AFFEs in Baron Emerging Markets Fund. The Registrant believes that if there ever were AFFEs in the Fund, they would be less than 0.01 percent of net assets, and, thus appropriately included in “Other Expenses.”

COMMENT 6: Summary Prospectus—Fees and Expenses of the Fund—Annual Fund Operating Expenses

Comment: For Baron Emerging Markets Fund, confirm that “Other Expenses” are based on gross numbers and do not take into account the “Expense Waiver.”

Response: The Registrant confirms that “Other Expenses” are based on gross numbers and do not take into account the “Expense Waiver.”

COMMENT 7: Summary Prospectus—Fees and Expenses of the Fund—Example

Comment: For Baron Emerging Markets Fund, since the “Example” includes a two year period for the Fund’s operating expenses, revise the footnote to the “Total Annual Fund Operating Expenses after Expense Waivers” column in the “Annual Fund Operating Expenses” table so that the Adviser may not reduce the expense waiver before a date that is two years from the effective date of the Registration Statement.

Response: The Registrant has revised the date in the footnote accordingly.

COMMENT 8: Summary Prospectus—Fees and Expenses of the Fund—Example

Comment: For Baron Emerging Markets Fund, the Registrant may remove the 5 and 10 Year periods from the “Example” in the Summary Prospectus of the Fund, since those periods are not applicable at this time.

Response: The Registrant has removed the 5 and 10 Year periods accordingly.

COMMENT 9: Summary Prospectus—Investments, Risks, and Performance—Principal Investment Strategies of the Fund

Comment: For Baron Emerging Markets Fund, in the “Principal Investment Strategies of the Fund” section of the Summary Prospectus, state that the Fund will invest in at least three different countries.

Response: The Registrant has included that disclosure in the “Principal Investment Strategies of the Fund” section of the Summary Prospectus of Baron Emerging Markets Fund.

COMMENT 10: Summary Prospectus—Investments, Risks, and Performance—Principal Risks of Investing in the Fund

Comment: For Baron Emerging Markets Fund, consider including a “Small- and Medium-Sized Companies” risk since the Fund may invest in companies of all sizes.

Response: The Registrant has included a “Small- and Medium-Sized Companies” risk in the Summary Prospectus of Baron Emerging Markets Fund.

COMMENT 11: Summary Prospectus—Investments, Risks, and Performance—Principal Risks of Investing in the Fund

Comment: Consider streamlining the Developing Countries and Non-U.S. Securities Risks as they may be repetitive.

Response: The Registrant believes that, while these risks have some common attributes, they are sufficiently distinct to merit individual risk disclosures.

COMMENT 12: Summary Prospectus—Investments, Risks, and Performance—Principal Risks of Investing in the Fund

Comment: Remove the following disclosure regarding the frequent trading policy of the Funds from each Summary Prospectus section of the prospectus because it is not required by Form N-1A: “The Fund is not for short-term traders who intend to purchase and then sell their Fund shares within a six-month period. If the Adviser reasonably believes that a person is not a long-term investor, it will attempt to prohibit that person from making additional investments in the Fund.”

Response: The Registrant respectfully disagrees with the Staff’s comment. The Registrant believes that most investors will only read the Summary Prospectus and information that could result in an investor being banned from trading in the Funds should be disclosed. The Registrant believes that it would be unfair to penalize an investor for violating the Fund’s policy of trading in and out of the Fund within a six month period without having prominently disclosed that policy to the investor in the Summary Prospectus. Thus, the Registrant intends to leave the disclosure as is.

COMMENT 13: Summary Prospectus—Tax Information

Comment: Remove the first sentence of the paragraph under “Tax Information” in each Summary Prospectus section of the prospectus and include that disclosure in the Statutory Prospectus.

Response: The Registrant has removed the first sentence of the paragraph under “Tax Information” in each Summary Prospectus section of the prospectus and has included that disclosure in the Statutory Prospectus.

COMMENT 14: Statutory Prospectus—Investment Goals

Comment: The Registrant states that “The investment policy of the Funds relating to the types of securities in which the Funds’ assets must be primarily invested may be changed by the Board of Trustees (the “Board”) of the Funds without shareholder approval upon at least 60 days’ notice.” Does this also apply to the “Investment Goals” of the Funds? If so, please include similar language in connection with the “Investment Goals” of the Funds.

Response: This language does not apply to the “Investment Goals” of the Funds.

COMMENT 15: SAI—Fund Polices

Comment: Fund policy number 7 on page 11 of the SAI states that the Funds may not “Invest 25% or more of the value of their total assets in any particular industry, except that Baron Real Estate Fund can invest more than 25% of its total assets in the real estate industry or real estate-related industries or that own significant real estate assets at the time of investment.” Please revise the disclosure so that it reads as follows: “…Baron Real Estate Fund will invest more than 25% of its total assets in the real estate industry or real estate-related industries or that own significant real estate assets at the time of investment.”

Response: The Registrant has revised the disclosure accordingly.

COMMENT 16: SAI—Management of the Funds

Comment: On pages 17 and 18 of the SAI, expand on disclosure tying the education, financial, professional and other qualities of the Trustees to their qualifications to serve as Trustees.

Response: The Registrant has revised the “Management of the Funds” section of the SAI and has added a conclusory paragraph following the biography of Mr. Yemenidjian that reads as follows: “The Board believes that the foregoing specific experiences, qualifications, attributes and skills of each Trustee have prepared them to be effective Trustees. The Board also believes that such qualities demonstrate that its members have the ability to exercise effective business judgment in the performance of their duties.”

Please do not hesitate to contact me at 212-583-2119 if you have any questions or require anything further.

Very truly yours,

/s/ Patrick M. Patalino

Patrick M. Patalino

General Counsel

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